EXHIBIT 99

                                 [UNILEVER LOGO]

                             N E W S   R E L E A S E


                          Unilever United States, Inc.

Media Relations Contact:                             Investor Relations Contact:
Nancy Goldfarb                                       Leigh Ferst
212-906-4690                                         212-906-3430

                              FOR IMMEDIATE RELEASE


              UNILEVER'S 2004 FIRST QUARTER RESULTS TELECONFERENCE

New York, NY - April 26, 2004 -- Unilever's first quarter results for the year 2004 will be published at 0700hrs (London time) on Wednesday, April 28 2004. The following teleconference arrangements are in place. Analysts only will be able to ask questions during the call.

                            MORNING - TELECONFERENCE
                  Start Time: 08:45(UK), 09:45(CET), 03:45(ET)

               General Public: +44 (0)1296 311650 - PIN No. 764371
                   Replay: +44 (0)1296 618700 - PIN No. 611611

                           AFTERNOON - TELECONFERENCE
                  Start Time: 15:30(UK), 16:30(CET), 10:30(ET)

      General Public: +1 877 810 2615 or +1 617 786 8334 - PIN No. 85553210
          Replay: +1 888 286 8010 or +1 617 801 6888 - PIN No. 95443044

In each case lines will open 1 hour prior to the conference. The teleconference will be recorded and available for a period of two weeks. An audio link of the conference can be accessed via Unilever's website www.unilever.com/investorcentre/

                                      -o0o-